McAfee Inc.	5000 Headquarters Drive Plano, Texas 75024	800.338.8754 main www.mcafee.com
July 23, 2010
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attn: Kathleen Wray

Re:	McAfee, Inc. Definitive Proxy Statement on Schedule 14A Filed May 10, 2010 File No. 001-31216
Ladies and Gentlemen:
     We are in receipt of the Staff’s comments set forth in its letter dated June 24, 2010 relating to the above-referenced filing. We are working to prepare our response. We currently anticipate responding by July 30, 2010.
     If you have any questions about this letter, please do not hesitate to contact me at 972-987-2492 or Jared Ross at 972-963-7944.

Sincerely,
/s/ Robin Bradford
Senior Director Corporate Securities

cc:	Mark Cochran, McAfee, Inc. Executive Vice President and Chief Legal Officer / General Counsel Keith Krzeminski, Chief Accounting Officer